May 8, 2012

Wade R. Bridge, Vice President
Ultimus Fund Solutions, LLC
225 Pictoria Drive, Suite 450
Cincinnati, OH 45246

Re: The First Western Funds Trust
        File Nos. 333-180717 and 811-22691

Dear Mr. Bridge:

On April 13, 2012, you filed a registration statement on Form N-1A for The First Western Funds Trust (the "Trust"), consisting of First Western Fixed Income Fund (the "Fund"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings and defined terms found in the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

<u>Prospectus</u>

Fund Summary — Fees and Expenses of the Fund

1.   The penultimate line item in the table of Annual Fund Operating Expenses is captioned "Less: Management Fee Reductions." However, footnote (2) to the table states that the Adviser has contractually agreed to reduce Management Fees ***and to absorb Other Expenses*** to the extent necessary to limit Total Annual Fund Operating Expenses to 0.60%. (Emphasis added.) Since "Other Expenses" may include expenses which are not considered "Management Fees," please provide more appropriate captions for "Less: Management Fee Reductions" and "Total Annual Fund Operating Expenses After Management Fee Reductions" to reflect the absorption of "Other Expenses." <u>See</u> Instruction 3(e) to Item 3 of Form N-1A.

2.   Footnote (2) to the table of fees and expenses states that the Adviser "has contractually agreed, until _____, to reduce Management Fees and to absorb Other Expenses." Please confirm to us that this contractual fee reduction will be in effect for no less than one year from the effective date of the registration statement. <u>See</u> Instruction 3(e) to Item 3 of Form N-1A.

Fund Summary — Principal Investment Strategies

3.   The first paragraph of this section describes how the Fund seeks to achieve its investment objective of total return. Please provide a brief definition of total return in this section.

4.   The first paragraph also states that the Adviser seeks to achieve a return greater than inflation over a complete market cycle. Please provide an estimate of the length of a complete market cycle.

5.   The second paragraph of this section provides a range of the average maturities of the Fund's investments. Since average maturity does not give an accurate description of the Fund's maturity policy, please provide the range of the Fund's dollar-weighted average portfolio maturity.

6.   The third paragraph of this section states that the Fund may invest up to 20% of its net assets in non-investment grade fixed income securities. Please include the term "junk bonds" in the description of these securities.

7.   The summaries of Principal Investment Strategies and Principal Risks are very detailed, and are identical to the disclosures of Investment Strategies and Related Risks provided in response to Items 9(b) and 9(c) of Form N-1A. Please revise the summaries into true summaries of the Fund's Principal Investment Strategies and Principal Risks. See Items 4(a) and 4(b)(1) of Form N-1A.

Fund Summary — Management of the Fund — Portfolio Manager

8.   This section provides the Portfolio Manager's length of service with the Adviser. Please delete this information, as it is neither required nor permitted by Form N-1A. See Item 5(b) of Form N-1A.

Statement of Additional Information

Additional Information about Fund Investments and Risk Considerations (Page 2)

9.   This section discusses various types of derivative investments in which the Fund may invest, including credit default swaps, options, and futures. Please explain to us how the Fund's derivative investments will be valued for purposes of its policy of investing 80% of its net assets in fixed income securities, and confirm to us that the Fund will not use the notional value of its derivative investments for purposes of its 80% policy.

Trustees and Officers (Page 24)

10.   We notice that much of the information for this section will be filed by amendment. Please ensure that the amendment provides the information required by Item 17 of Form N-1A,

including the leadership structure of the Board, and why the Fund has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund. See Item 17(b)(1) of Form N-1A.

General Comments

11.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

12.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933 (the "Securities Act"), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

13.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

14.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

15.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Wade R. Bridge
May 8, 2012
Page 4

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Investment Management in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration
statement as a confirmation of the fact that those requesting acceleration are aware of their
respective responsibilities. We will act on the request and, pursuant to delegated authority, grant
acceleration of the effective date.

                                        * * * * * * *

        Should you have any questions prior to filing a pre-effective amendment, please feel free
to contact me at 202-551-6959.

                                                        Sincerely,

                                                        Edward P. Bartz
                                                        Staff Attorney